Filed by Constellation Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

On June 22, 2026, Jindalee Lithium Limited (“Jindalee”) (ASX: JLL) issued the following press release on its website: https://investorhub.jindaleelithium.com/announcements/7593494

The press release was as follows:

HiTech Minerals signs MoU with RESOLVE to explore creation of an Oregon-Nevada Stewardship Area

●	HiTech Minerals Inc., Jindalee’s 100%-owned US subsidiary and holder of the McDermitt Lithium Project, has signed a Memorandum of Understanding with RESOLVE, Inc.

●	The MoU provides a framework for HiTech and RESOLVE to explore the creation of a voluntary Stewardship Area in the broader Oregon-Nevada McDermitt Caldera region.

●	HiTech and RESOLVE will remain independent parties while engaging with stakeholders to identify potential stewardship priorities, with final areas, funding commitments and outcomes to be agreed.

Engage with this announcement at the Jindalee Investor Hub.

Jindalee Lithium Limited (Jindalee, or the Company; ASX: JLL, OTCQX: JNDAF) is pleased to advise that its 100%-owned US subsidiary, HiTech Minerals Inc. (HiTech), has signed a Memorandum of Understanding (MoU) with RESOLVE, Inc. (RESOLVE), an independent, nonpartisan, nonprofit organization1.

RESOLVE has extensive experience convening stakeholders and rightsholders on complex environmental, natural-resource and social challenges, including responsible mineral supply chains, critical minerals, biodiversity outcomes and land conservation.

The MoU establishes a framework for HiTech and RESOLVE to explore the creation of a voluntary Stewardship Area in the broader Oregon-Nevada caldera region, where HiTech is advancing the McDermitt Lithium Project.

The Stewardship Area is intended to support improved environmental outcomes for high-value habitat areas, alongside HiTech’s advancement of responsible domestic lithium development in the McDermitt Caldera. Under the MoU, HiTech and RESOLVE expect to engage with stakeholders and rightsholders in the region to identify potential land areas that may warrant investment, protection, restoration or other stewardship measures. HiTech will consider funding part of these stewardship measures agreed through the process subject to meeting McDermitt Lithium Project development milestones.

Any voluntary stewardship measures identified through this process would be in addition to, and not a substitute for, HiTech’s obligations under applicable environmental laws, permitting processes, other benefit agreements and regulatory requirements. The MoU does not create any binding commitment to a specific funding amount, land area, stewardship outcome or regulatory result.

Jindalee Managing Director and CEO Ian Rodger commented:

“HiTech recognizes the ecological, cultural and community values of the broader Oregon-Nevada McDermitt Caldera region, and the importance of advancing McDermitt in a way that is responsible, transparent and constructive.

“This MoU with RESOLVE provides a practical framework to explore how domestic lithium development and long-term environmental stewardship objectives can be progressed together. Importantly, the process is at an early stage, and any future Stewardship Area will need to be shaped through engagement with Tribal Nations and stakeholders, technical assessment and the ongoing permitting pathway.”

RESOLVE CEO Stephen D’Esposito commented:

“This MoU marks an important, initial step toward pairing responsible domestic lithium development with potential large-scale conservation. We are excited to explore the opportunity to advance goals on critical minerals, energy policy, and nature by proactively identifying landscapes for protection and restoration, as a twin aim. We appreciate HiTech’s leadership, responsible approach and interest.”

Authorised for release by the Jindalee Board of Directors. For further information please contact:

IAN RODGER		LINDSAY DUDFIELD

Managing Director and Chief Executive Officer		Executive Director

T:	+ 61 8 9321 7550	T:	+ 61 8 9321 7550
E:	enquiry@jindaleelithium.com	E:	enquiry@jindaleelithium.com

Reference

1.	https://www.resolve.ngo/

About Jindalee

Jindalee Lithium Limited (Jindalee) is an Australian company focused on developing the McDermitt Lithium Project, one of the largest lithium resources in the U.S. With 100% ownership and unencumbered offtake rights, Jindalee is strategically positioned to support America’s energy security and domestic supply of critical minerals. The Company recently completed a Pre-Feasibility Study (PFS) confirming McDermitt’s scale, long-life, and low-cost production potential, with strong engagement from U.S. government agencies, including the Department of Energy. As a deeply undervalued lithium (and potentially magnesium) developer, Jindalee presents a compelling investment opportunity ahead of the next lithium market upcycle.

Forward-Looking Statements

This document may contain certain forward-looking statements. Forward-looking statements include but are not limited to statements concerning Jindalee’s current expectations, estimates and projections about the industry in which Jindalee operates, and beliefs and assumptions regarding Jindalee’s future performance. When used in this document, the words such as “anticipate”, “could”, “plan”, “estimate”, “expects”, “seeks”, “intends”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. Although Jindalee believes that its expectations reflected in these forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Jindalee and no assurance can be given that actual results will be consistent with these forward-looking statements.

FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee, expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Transaction and the projected future financial and operational performance of the Company following the Transaction, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Transaction; (4) the anticipated capitalization and enterprise value of the Company following the consummation of the Transaction; (5) statements regarding the Company’s operations following the Transaction; (6) the amount of redemption requests made by Constellation Acquisition Corp. I (“Constellation”)’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of the Company or HiTech Minerals, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of the Company or Constellation to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Constellation, Jindalee, US Elemental Inc. (“US Elemental”) and HiTech Minerals (together, the “Contracting Parties”); (11) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Transaction; (13) the risk that the Transaction disrupts current plans and operations of the Constellation, the Company or HiTech Minerals; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Transaction and the ability of the parties to successfully consummate the Transaction. These statements are based on various assumptions, whether or not identified in the press release, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Constellation’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 (the “Registration Statement”) and in those other documents that Constellation has filed, or that the Company and Constellation will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of the press release. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of the press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Contracting Parties prepared and US Elemental filed a Registration Statement with the SEC, which includes a proxy statement to be distributed to Constellation’s shareholders in connection with Constellation’s solicitation for proxies for the vote by Constellation’s shareholders in connection with the Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of US Elemental in connection with the completion of the Transaction. After the Registration Statement has been declared effective, Constellation will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Transaction. Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Transaction, because these documents will contain important information about the Contracting Parties and the Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by Constellation and US Elemental, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This press release is not a substitute for the Registration Statement or for any other document that Constellation and/or US Elemental may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

PARTICIPANTS IN THE SOLICITATION

Constellation, Jindalee and HiTech Minerals and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding Constellation’s directors and executive officers in Constellation’s filings with the SEC, including the Annual Report and the other documents filed by Constellation with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation’s shareholders in connection with the Transaction, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation’s shareholders generally, are set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

NO OFFER OR SOLICITATION

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Transaction or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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